Exhibit 99.5

Chartered Accountants Meenakshi Pride Rock Tower III [Block - M], 8th & 9th floors Survey No. 23, Gachibowli Serilingampally Municipality Ranga Reddy District Hyderbad-500032 Telangana, India

INDEPENDENT AUDITOR’S REVIEW REPORT ON REVIEW OF INTERIM STANDALONE FINANCIAL RESULTS

TO THE BOARD OF DIRECTORS OF DR. REDDY’S LABORATORIES LIMITED

1.	We have reviewed the accompanying Statement of Standalone Unaudited Financial Results of Dr. Reddy’s Laboratories Limited (“the Company”), for the quarter and Half year ended September 30, 2026 (“the Statement”), being submitted by the Company pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (“the Listing Regulations”).

2.	This Statement, which is the responsibility of the Company’s Management and approved by the Company’s Board of Directors, has been prepared in accordance with the recognition and measurement principles laid down in the Indian Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”), prescribed under Section 133 of the Companies Act, 2013 read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations. Our responsibility is to express a conclusion on the Statement based on our review.

3.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410 ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’, issued by the Institute of Chartered Accountants of India (ICAI). A review of interim financial information consists of making inquiries, primarily of the Company’s personnel responsible for financial and accounting matters and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing specified under section 143(10) of the Companies Act, 2013 and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

4.	Based on our review conducted as stated in paragraph 3 above, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the recognition and measurement principles laid down in the aforesaid Indian Accounting Standard and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended, including the manner in which it is to be disclosed, or that it contains any material misstatement.

Regd. Office: One International Center, Tower 3, 31st floor, Senapati Bapat Marg, Elphinstone Road (West), Mumbai-400 013, Maharastra, India.

Deloitte Haskins & Sells LLP is registered with Limited Liability having LLP identification No: AAB-8737

5.	The standalone financial results of the Company for the quarter ended June, 30, 2026 and quarter and half year ended September 30, 2025 included in the Statement, were reviewed by another auditor who expressed an unmodified conclusion on those statements on July 22, 2026 and October 24, 2025 respectively. The Standalone financial results for the year ended March 31, 2026, included in the Statement were audited by another auditor who expressed an unmodified opinion on the financial statements on May 12, 2026.

Our conclusion on the Statement is not modified in respect of this matter.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm’s Registration No. 117366W/W-100018)

Vikas Bagaria

Partner

(Membership No. 060408)

(UDIN: 26060408XLHVUB4882)

Place: Hyderabad

Date: October 23, 2026

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana, India.

CIN: L85195TG1984PLC004507

Tel: + 91 40 4900 2900

Fax: + 91 40 4900 2999

Email: mail@drreddys.com

Web: www.drreddys.com

DR. REDDY'S LABORATORIES LIMITED

STATEMENT OF UNAUDITED STANDALONE FINANCIAL RESULTS FOR THE QUARTER AND HALF YEAR ENDED 30 SEPTEMBER 2026

All amounts in Indian Rupees millions

		Quarter ended			Half year ended		Year ended
Sl. No.	Particulars	30.09.2026	30.06.2026	30.09.2025	30.09.2026	30.09.2025	31.03.2026
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

1	Revenue from operations
	a) Sales	53,643	50,517	45,587	104,160	123,107	201,022
	b) License fees and service income	1,839	633	442	2,472	809	3,584
	c) Other operating income	244	216	157	460	365	722
	Total revenue from operations	55,726	51,366	46,186	107,092	124,281	205,328

2	Other income	2,173	4,404	3,642	6,577	7,625	16,896

	Total income (1 + 2)	57,899	55,770	49,828	113,669	131,906	222,224

3	Expenses
	a) Cost of materials consumed	12,842	13,056	10,090	25,898	21,445	43,325
	b) Purchase of stock-in-trade	7,226	9,022	7,238	16,248	13,876	26,358
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	(72)	(520)	(23)	(592)	(2,152)	(2,305)
	d) Employee benefits expense	9,574	9,670	8,679	19,244	17,552	35,499
	e) Depreciation and amortisation expense	3,337	3,177	2,948	6,514	5,746	12,074
	f) Impairment of non current assets, net	(115)	15	37	(100)	37	1,405
	g) Finance costs	770	731	334	1,501	526	1,483
	h) Other expenses	15,324	15,649	15,362	30,973	30,350	61,872

	Total expenses	48,886	50,800	44,665	99,686	87,380	179,711

4	Profit before tax (1 + 2 - 3)	9,013	4,970	5,163	13,983	44,526	42,513

5	Tax expense
	a) Current tax	1,969	501	777	2,470	10,194	9,177
	b) Deferred tax	86	422	513	508	847	1,139

6	Net profit for the period / year (4 - 5)	6,958	4,047	3,873	11,005	33,485	32,197

7	Other comprehensive income / (loss)
	a) (i) Items that will not be reclassified to profit or loss	-	-	-	-	-	134
	(ii) Income tax relating to items that will not be reclassified to profit or loss	-	-	-	-	-	(34)
	b) (i) Items that will be reclassified to profit or loss	(210)	1,325	(1,186)	1,115	(938)	(1,698)
	(ii) Income tax relating to items that will be reclassified to profit or loss	52	(333)	299	(281)	236	427
	Total other comprehensive income / (loss)	(158)	992	(887)	834	(702)	(1,171)

8	Total comprehensive income (6 + 7)	6,800	5,039	2,986	11,839	32,783	31,026

9	Paid-up equity share capital (face value Re. 1/- each)	835	835	835	835	835	835

10	Other equity						312,821

11	Earnings per equity share (face value Re. 1/- each)

	Basic	8.35	4.86	4.65	13.21	40.23	38.68
	Diluted	8.35	4.86	4.65	13.20	40.19	38.64
		(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)

See accompanying notes to the financial results.

DR. REDDY'S LABORATORIES LIMITED

Segment information	All amounts in Indian Rupees millions

		Quarter ended			Half year ended		Year ended
Sl. No.	Particulars	30.09.2026	30.06.2026	30.09.2025	30.09.2026	30.09.2025	31.03.2026
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	Segment wise revenue and results
1	Segment revenue
	a) Global Generics	50,028	45,777	40,170	95,805	112,411	182,027
	b) Pharmaceutical Services and Active Ingredients	7,627	7,449	8,040	15,076	15,143	29,750
	c) Others	143	107	20	250	277	464
	Total	57,798	53,333	48,230	111,131	127,831	212,241

	Less: Inter-segment revenue	2,072	1,967	2,044	4,039	3,550	6,913
	Total revenue from operations	55,726	51,366	46,186	107,092	124,281	205,328

2	Segment results
	Profit / (loss) before tax and interest from each segment
	a) Global Generics	10,390	5,642	5,976	16,032	44,363	43,716
	b) Pharmaceutical Services and Active Ingredients	(1,659)	(1,716)	65	(3,375)	(156)	(883)
	c) Others	96	60	48	156	274	494
	Total	8,827	3,986	6,089	12,813	44,481	43,327

	Less: (i) Finance costs	770	731	334	1,501	526	1,483
	(ii) Other un-allocable (income) / expenditure, net	(956)	(1,715)	592	(2,671)	(571)	(669)
	Total profit before tax	9,013	4,970	5,163	13,983	44,526	42,513

Global Generics includes operations of Biologics business. Inter-segment revenue represents sale from Pharmaceutical Services and Active Ingredients to Global Generics at cost.

Segmental capital employed

As certain assets of the Company including manufacturing facilities, development facilities and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

DR. REDDY'S LABORATORIES LIMITED

Balance sheet	All amounts in Indian Rupees millions

	As at	As at
Particulars	30.09.2026	31.03.2026
	(Unaudited)	(Audited)
ASSETS
Non-current assets
Property, plant and equipment	80,757	77,527
Capital work-in-progress	11,227	13,691
Goodwill	853	853
Other intangible assets	28,113	28,921
Financial assets
Investments	119,629	123,613
Loans	3	5
Other financial assets	5,046	2,686
Tax assets, net	3,188	2,650
Other non-current assets	542	843
Total non-current assets	249,358	250,789

Current assets
Inventories	52,069	49,556
Financial assets
Investments	29,591	32,335
Trade receivables	49,907	41,186
Derivative instruments	202	39
Cash and cash equivalents	3,720	3,375
Other bank balances	22,273	16,201
Loans	1,538	1,002
Other financial assets	9,325	19,351
Other current assets	25,720	22,187
Total current assets	194,345	185,232

TOTAL ASSETS	443,703	436,021

EQUITY AND LIABILITIES
Equity
Equity share capital	835	835
Other equity	318,509	312,821
Total Equity	319,344	313,656

Liabilities
Non-current liabilities
Financial liabilities
Lease liabilities	2,523	2,501
Provisions	120	120
Deferred tax liabilities, net	6,687	5,899
Other non-current liabilities	2,082	2,420
Total non-current liabilities	11,412	10,940

Current liabilities
Financial liabilities
Borrowings	54,500	54,190
Lease liabilities	750	679
Trade payables
Total outstanding dues of micro enterprises and small enterprises	348	316
Total outstanding dues of creditors other than micro enterprises and small enterprises	23,170	18,726
Derivative instruments	5,233	6,785
Other financial liabilities	20,458	20,268
Other current liabilities	5,334	6,320
Provisions	3,154	3,069
Liabilities for current tax, net	-	1,072
Total current liabilities	112,947	111,425
TOTAL EQUITY AND LIABILITIES	443,703	436,021

DR. REDDY'S LABORATORIES LIMITED

Statement of cashflows	All amounts in Indian Rupees millions

	Half year ended
Particulars	30.09.2026	30.09.2025
	(Unaudited)	(Unaudited)
Cash flows from/(used in) operating activities :
Profit before tax	13,983	44,526
Adjustments for:
Fair value changes and profit on sale of financial instruments measured at FVTPL*, net	(897)	(1,097)
Depreciation and amortisation expense	6,514	5,746
Impairment of non current assets, net	(100)	37
Allowance for credit losses (on trade receivables and other advances)	152	143
Profit on sale or de-recognition of non-current assets, net	(66)	15
Unrealized exchange (gain)/loss, net	(1,304)	(1,593)
Interest income	(4,099)	(3,905)
Finance costs	1,501	526
Equity settled share-based payment expense	185	197
Inventories write-down	4,091	2,419
Gain on investments	(22)	-
Changes in operating assets and liabilities:
Trade receivables	(8,799)	(6,890)
Inventories	(6,604)	(5,277)
Trade payables	4,476	5,407
Other assets and other liabilities, net	(4,173)	(3,857)
Cash generated from operations	4,838	36,397
Income taxes paid, net	(4,080)	(5,981)
Net cash generated from operating activities	758	30,416

Cash flows from/(used in) investing activities :
Purchase of property, plant and equipment	(5,138)	(9,936)
Proceeds from sale of property, plant and equipment	633	86
Purchase of other intangible assets	(555)	(5,141)
Payment for acquisition of business	(220)	-
Proceeds from sale of other intangible assets	1,077	-
Purchase of investments (including bank deposits)	(15,595)	(13,177)
Proceeds from sale of investments (including bank deposits)	22,173	4,325
Equity investments in subsidiary/associates	-	(5,705)
Proceeds from disposal of subsidiary	5	-
Interest income received	5,866	2,438
Loans and advances repaid/(given) by/to subsidiaries	(498)	-
Net cash used in investing activities	7,748	(27,110)

Cash flows from/(used in) financing activities :
Proceeds from issuance of equity shares (including treasury shares)	316	288
Proceeds/(Repayment of) from short-term loans and borrowings, net	310	2,718
Payment of principal portion of lease liabilities	(250)	(219)
Dividend paid	(6,664)	(6,659)
Interest paid	(1,832)	(1,035)
Net cash from/(used in) financing activities	(8,120)	(4,907)

Net decrease in cash and cash equivalents	386	(1,601)
Effect of exchange rate changes on cash and cash equivalents	(41)	(105)
Cash and cash equivalents at the beginning of the period	3,375	3,197
Cash and cash equivalents at the end of the period	3,720	1,491

*	FVTPL ( Fair value through profit or loss)

Notes:

1	The above statement of unaudited standalone financial results of Dr. Reddy's Laboratories Limited ("the Company"), which have been prepared in accordance with the Indian Accounting Standards (''Ind AS'') prescribed under Section 133 of the Companies Act, 2013 ("the Act'') read with relevant rules issued thereunder, other accounting principles generally accepted in India and guidelines issued by the Securities and Exchange Board of India ("SEBI'') were reviewed and recommended by the Audit Committee and approved by the Board of Directors at their meetings held on 23 October 2026. The Statutory Auditors have carried out a limited review on the unaudited standalone financial results and issued unmodified report thereon.

2	License and service income for the quarter ended 30 September 2026 includes:

-	Rs. 529 million from the sale of the Company’s territorial rights relating to Bendamustine HCL in the United States; and
-	Rs. 976 million towards achievement of certain milestones under various license agreements with a customer in Russia pertaining to biosimilars.

These transactions pertain to the Company’s Global Generics segment.

3	Revenue from sale of goods for the year ended 31 March 2026 includes the consequential impact of reduction in selling price of Lenalidomide product in the United States of USD 50 million. This transaction pertains to the Company’s Global Generics segment.

4	Certain batches of Semaglutide were found to be out of specification due to an issue associated with the active pharmaceutical ingredient (API) used in the product. Consequently, based on its best estimate, the Company has made a provision of Rs. 2,230 million towards inventory and Rs. 167 million towards other associated costs during the quarter ended 30 June 2026.

5	The Company has decided to discontinue certain of its R&D programs associated with Chimeric Antigen Receptor T-cell (CAR-T) therapy portfolio in light of current development status and recent clinical trial outcomes. Consequent to this decision, the Company has recognized a net loss of Rs. 1,350 million during the quarter ended 31 March 2026 in the Company’s Global Generics segment, comprising of :

a.	Impairment of non-current assets of Rs. 1,135 million (i.e., towards Property, plant and equipment, Intangibles and Right of use assets),
b.	Research and development cost reimbursment to subsidiary of Rs.198 million and
c.	Other development program related wind down cost of Rs. 17 million.

In August 2026, the company sold certain assets related to this CAR-T program and novated the related lease agreement to the acquirer resulting in impairment loss reversal of Rs. 137.

6	"Other income” for the year ended 31 March 2026 includes gain on sale of non-current assets, net of Rs. 1,890 million towards divestment of certain product related intangibles i.e., trademarks

7	During the year ended 31 March 2026 based on a final order received from the Federal Tax Service authority in respect of one of its foreign subsidiaries, based on its estimate, the Company had recorded a VAT provision of Rs.1,836 million under “Other expenses” including applicable interest and penalties and covering the periods both under audit as well as subsequent period up to 31 March 2026.

The Company believes that the likelihood of any further liability that may arise on account of this field tax audit is not probable. This transaction pertains to the Company’s Global Generics segment.

8	The Company considered the on-going uncertainties relating to geo-political conflicts (including in Russia, Ukraine and the Middle East) in assessing the recoverability of receivables, goodwill, intangible assets, investments and other assets. For this purpose, the Company considered internal and external sources of information up to the date of approval of these financial results. Based on its judgments, estimates and assumptions, the Company expects to fully recover the carrying amount of receivables, goodwill, intangible assets, investments and other assets. The Company will continue to closely monitor any material changes to future economic conditions

By order of the Board
For Dr. Reddy’s Laboratories Limited

Place:	Hyderabad	G V Prasad
Date:	23 October 2026	Co-Chairman & Managing Director
DIN: 00057433